OMB APPROVAL
OMB Number: 3235-0145
Expires: December 31, 2005
Estimated average burden hours per response...15

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

Belo Corp.

(Name of Issuer)

Series B Common Stock, par value $1.67 per share

(Title of Class of Securities)

080555 20 4

(CUSIP Number)

Robert W. Decherd
Belo Corp.
P.O. Box 655237
Dallas, TX 75265
(214) 977-6606

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 6, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Page 1 of 5 Pages)

CUSIP No. 080555 20 4			Page 2 of 5 Pages

1.	Name of Reporting Person: ROBERT W. DECHERD		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO (1)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 8,297,101 (2)(3)

		8.	Shared Voting Power: 23,159 (2)(4)

		9.	Sole Dispositive Power: 8,297,101 (2)(3)

		10.	Shared Dispositive Power: 23,159 (2)(4)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,320,260 (2)(3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☑

13.	Percent of Class Represented by Amount in Row (11): 46.4%

14.	Type of Reporting Person (See Instructions): IN

(Page 2 of 5 Pages)

(1)	See Item 3.

(2)	Series B common stock is convertible at any time on a share-for-share basis into Series A common stock.

(3)	Includes 2,336,000 Series B shares subject to presently exercisable options or options exercisable within 60 days of the date of this Amendment No. 8 to Schedule 13D and 533,462 Series B shares indirectly held in grantor retained annuity trusts (collectively, the “GRATs”). Also includes 147,224 Series B shares held by a charitable foundation (the “Foundation”) established by Mr. Decherd and his wife and for which Mr. Decherd serves as Chairman and director. Such number does not include 1,200 Series B shares owned by Mr. Decherd’s wife, and 169,623 Series B shares held in trusts established for the benefit of Mr. Decherd’s daughter, a minor (the “Daughter’s Trusts”), as to all of which shares Mr. Decherd disclaims beneficial ownership.

(4)	These shares of Series B stock are held by Mr. Decherd in joint tenancy with Mr. Decherd’s wife.

(Page 3 of 5 Pages)

This Amendment No. 8 to Schedule 13D is filed to report the following changes to the information previously disclosed in the Schedule 13D filed March 11, 2005:
Item 1. Security and Issuer
     No material change.
Item 2. Identity and Background
     No material change.
Item 3. Source and Amount of Funds or Other Consideration
     The Reporting Person’s deemed acquisition requiring the filing of this Amendment No. 8 to Schedule 13D is the vesting of employee stock options to acquire a total of 200,000 shares of the Issuer’s Series B common stock. No funds were expended in connection with the foregoing acquisition.
Item 4. Purpose of Transaction
     The Reporting Person’s deemed acquisition requiring the filing of this Amendment No. 8 to Schedule 13D is the vesting of employee stock options. The Reporting Person intends to review his investment in the Issuer on a continuing basis and may, at any time, consistent with the Reporting Person’s obligations under the federal securities laws, determine to increase or decrease his ownership of shares of the Issuer’s Series A and B common stock through purchases or sales in the open market or in privately-negotiated transactions. The Reporting Person’s review of his investment in the Issuer will depend on various factors, including the Issuer’s business prospects, other developments concerning the Issuer, general economic conditions, financial and stock market conditions, the Reporting Person’s personal financial situation, need for and availability of capital, and any other facts and circumstances which may become known to the Reporting Person regarding his investment in the Issuer. At the time of filing this Amendment No. 8 to Schedule 13D, the Reporting Person has no plans to purchase additional shares of common stock in the open market in the immediate future. However, the Reporting Person may engage in privately-negotiated transactions in the future, may from time-to-time acquire additional shares of common stock under various employee benefit and compensation arrangements of the Issuer and reserves his right to reevaluate his investment in the Issuer and to purchase additional shares in the open market or otherwise.
     Except as may occur in the ordinary course of business of the Issuer, the Reporting Person has no present plans or proposals which relate to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (ii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (iii) any change in the board of directors or executive management of the Issuer or any of its subsidiaries, (iv) any material change in the present capitalization or dividend policy of the Issuer, (v) any other material change in the Issuer’s business or corporate structure, (vi) changes in the Issuer’s Certificate of Incorporation or bylaws or other actions which may impede the acquisition of control of the Issuer by any person, (vii) a series of securities of the Issuer being delisted from a national securities exchange or no longer being quoted in an inter-dealer quotation system of a registered national securities association, (viii) a series of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 or (ix) any action similar to any of those described above. However, the Reporting Person, in his capacity as Chairman of the Board, President and Chief Executive Officer may, from time to time, become aware of, initiate and/or be involved in discussions which relate to the transactions described in this Item 4 and thus retains his right to modify his plans with respect to the transactions described in this Item 4 to acquire or dispose of securities of the Issuer and to formulate plans and proposals which could result in the occurrence of any such events, subject to applicable laws and regulations.

(Page 4 of 5 Pages)

Item 5. Interest in Securities of the Issuer
     a) The Reporting Person beneficially owns 8,320,260 shares of Issuer’s Series B common stock, representing approximately 46.4% of the 17,938,253 shares of Issuer’s Series B common stock treated as being outstanding as of December 31, 2005. Such number of shares includes 23,159 Series B shares owned by the Reporting Person and his wife, as to which the Reporting Person shares voting and dispositive power, 2,336,000 Series B shares subject to presently exercisable options or options exercisable within 60 days of the date of this Amendment No. 8 to Schedule 13D and 533,462 Series B shares indirectly held in the GRATs. Such number of shares also includes 147,224 Series B shares held by the Foundation. Such number does not include 1,200 Series B shares held by the Reporting Person’s wife and 169,623 Series B shares owned by the Daughter’s Trusts, as to all of which shares the Reporting Person disclaims beneficial ownership.
     b) As of the date of this Amendment No. 8 to Schedule 13D, the Reporting Person has sole voting power over 8,297,101 shares of the Issuer’s Series B common stock, and sole dispositive power over 8,297,101 shares of the Issuer’s Series B common stock, which represents approximately 46.2% of the shares of the Issuer’s Series B common stock treated as being outstanding as of December 31, 2005. As of the date of this Amendment No. 8 to Schedule 13D, the Reporting Person has shared voting power and shared dispositive power over 23,159 shares of the Issuer’s Series B common stock, which represents approximately 0.1% of the shares of the Series B common stock of the Issuer treated as being outstanding as of December 31, 2005, based upon the number of shares reported by the Issuer to be outstanding as of December 31, 2005.
     c) Except as disclosed in Item 3, the Reporting Person has not effected any transaction involving the acquisition or exchange of shares of the Series B common stock of the Issuer during the past 60 days.
     d) The Reporting Person’s children are remaindermen of the GRATs. The Foundation has the right to receive dividends from, and sales proceeds of, the 147,224 Series B shares reported as beneficially owned by the Reporting Person in his capacity as Chairman and Director of the Foundation.
     e) Not Applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.
     No material change.
Item 7. Material to be Filed as Exhibits.
     No material change.
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Robert W. Decherd
Robert W. Decherd
Dated: January 31, 2006

(Page 5 of 5 Pages)